TRANSGLOBE ENERGY CORPORATION
PROVIDES MID-QUARTER UPDATE FOR Q2 2009
AND NOTICE OF CAPP SYMPOSIUM PARTICIPATION

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, June 11, 2009 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide a mid-quarter production and operations update for the second quarter of 2009 and announce the Company’s attendance at the CAPP Symposium.

PRODUCTION UPDATE

Total sales for May averaged 9,725 Barrels of oil per day (“Bopd”) made up of 6,453 Bopd from West Gharib fields in Egypt and 3,272 Bopd from TransGlobe’s Yemen interests. The Company achieved a new single-day production record on May 13 with total production estimated at 10,363 Bopd. Production for June will be reduced due to unscheduled pump changes in West Gharib and facility downtime in Yemen. The Company’s second quarter 2009 average production is expected to set a new record of approximately 9,500 Bopd. This represents a 30% year-over-year increase in the Company’s Egypt and Yemen production (7,283 Bopd in Q-2 2008) and an 8% increase over the first quarter of 2009.

OPERATIONS UPDATE

Arab Republic of Egypt (“Egypt”), West Gharib (100% working interest)

The East Hoshia #2 well, drilled in March, 2009, was successfully re-completed as a Rudeis oil well. The well has produced at initial rates of up to 150 Bopd of 27° API oil. Three appraisal/development locations for the Rudeis zone have been identified on the newly acquired 3-D seismic.

East Hoshia #3 was drilled to a total depth of 9,320 feet, targeting a prospect in the Nubia reservoir. The well did not encounter the Nubia in a structurally favorable position and was subsequently plugged and suspended. The drilling rig was moved to the East Hoshia #4 exploration well and commenced drilling on June 6.

East Hoshia #4 is programmed to reach a total depth of approximately 8,650 feet appraising the 50+ million barrel (un-risked, oil in place) Thebes prospect. This prospect was initially drilled at East Hoshia #2 where a 468-foot fractured carbonate with extensive oil shows was encountered in the Thebes formation. The East Hoshia #2 well was initially completed with an un-cemented liner over an 800 foot interval. The extended production test produced water, with a skim of medium-gravity oil. It is suspected that a highly fractured formation just above the Thebes formation dominated the production test and therefore the Thebes remains untested. The Thebes test was suspended and the well was re-completed as a producing Rudeis oil well. The East Hoshia #4 drilling and completion program was designed to minimize formation damage to the fractured Thebes formation to better evaluate the potential of this large, resource type prospect.

Following East Hoshia #4, the drilling rig will be moved to Hana West #7 to appraise the southern extension of the Hana West pool. A continuous exploration and development drilling program is planned for the balance of 2009.

Republic of Yemen (“Yemen”)

Field acquisition is underway on a 340 km² 3-D seismic acquisition program on Block 75 and on Block S-1. It is expected that field acquisition will be completed in the third quarter of 2009, to be followed by processing and interpretation. Exploration drilling is anticipated to start in 2010.

INVESTOR PRESENTATION – CAPP SYMPOSIUM

Mr. Ross G. Clarkson, President and Chief Executive Officer, will make a presentation about the Company at the Canadian Association of Petroleum Producers’ Investment Symposium in Calgary, Alberta on Tuesday, June 16, 2009 at 3:00 pm Mountain Time (5:00 PM Eastern Time). A link to the webcast of Mr. Clarkson’s presentation will be provided on the home page of TransGlobe’s Web site at www.trans-globe.com. Investors may also register directly for the live webcast at http://events.onlinebroadcasting.com/capp/061509/index.php.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.comand www.ideas.sec.gov for further, more detailed information concerning these matters.

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet (“Mcf”) of natural gas to one barrel (“Bbl”) of crude oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All dollar amounts in this news release are in U.S. dollars unless otherwise stated.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: http://www.trans-globe.com
E-mail: anne-marieb@trans-globe.com